# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AleAnna, Inc., CIK 0001845123
CUSIP: 01444V103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 1860, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 12/13/2024
Filed by CIK 0001629304
Persons authorized to receive notices and communications: Tristan Yopp, 300 CRESCENT COURT, SUITE 1860, DALLAS, Texas (TX), 75201, 469-396-2200

## Reporting persons
- C. John Wilder, Jr. (CIK 0001629304): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 63,128,594; sole dispositive power 0; shared dispositive power 63,128,594; aggregate amount beneficially owned 63,128,594 (94.9% of the class)
  Comment: (1) Includes (i) 30,478,724 shares of Class A common stock, par value $0.0001 per share, of AleAnna, Inc., a Delaware corporation (f/k/a Swiftmerge Acquisition Corp.) (the Issuer and such shares, Class A Common Stock), and (ii) 25,994,400shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for25,994,400 shares of Class C common stock, par value $0.0001 per share, of the Issuer (Class C Common Stock and, together with the Class A Common Stock, the Common Stock) together with 25,994,400 Class C units of Swiftmerge HoldCo LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (HoldCo and such units, Class C HoldCo Units). The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) The John and Susan Wilder Foundation, to which C. John Wilder, Jr. manages and controls, together with his spouse, Susan Anne Wilder, directly beneficially owns 6,655,470 shares of Class A Common Stock.
  
  (3) Percentage of Class A Common Stock based on 66,554,833 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Current Report on Form 8-K, dated December 13, 2024, filed with the Securities and Exchange Commission on December 19, 2024.
- Susan Anne Wilder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 63,128,594; sole dispositive power 0; shared dispositive power 63,128,594; aggregate amount beneficially owned 63,128,594 (94.9% of the class)
  Comment: (1) Includes (i) 30,478,724 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) The John and Susan Wilder Foundation, to which C. John Wilder, Jr. manages and controls, together with his spouse, Susan Anne Wilder, directly beneficially owns 6,655,470 shares of Class A Common Stock.
  
  (3) Percentage of Class A Common Stock based on 66,554,833 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Current Report on Form 8-K, dated December 13, 2024, filed with the Securities and Exchange Commission on December 19, 2024.
- JSW Interests LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,473,124; sole dispositive power 0; shared dispositive power 56,473,124; aggregate amount beneficially owned 56,473,124 (84.9% of the class)
  Comment: (1) Includes (i) 30,478,724 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,554,833 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Current Report on Form 8-K, dated December 13, 2024, filed with the Securities and Exchange Commission on December 19, 2024.
- JSW Energy Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,473,124; sole dispositive power 0; shared dispositive power 56,473,124; aggregate amount beneficially owned 56,473,124 (84.9% of the class)
  Comment: (1) Includes (i) 30,478,724 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,554,833 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Current Report on Form 8-K, dated December 13, 2024, filed with the Securities and Exchange Commission on December 19, 2024.
- JSW Energy Interests LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,473,124; sole dispositive power 0; shared dispositive power 56,473,124; aggregate amount beneficially owned 56,473,124 (84.9% of the class)
  Comment: (1) Includes (i) 30,478,724 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,554,833 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Current Report on Form 8-K, dated December 13, 2024, filed with the Securities and Exchange Commission on December 19, 2024.
- Bluescape Resources Investors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,473,124; sole dispositive power 0; shared dispositive power 56,473,124; aggregate amount beneficially owned 56,473,124 (84.9% of the class)
  Comment: (1) Includes (i) 30,478,724 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,554,833 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Current Report on Form 8-K, dated December 13, 2024, filed with the Securities and Exchange Commission on December 19, 2024.
- Bluescape Resources Company LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,473,124; sole dispositive power 0; shared dispositive power 56,473,124; aggregate amount beneficially owned 56,473,124 (84.9% of the class)
  Comment: (1) Includes (i) 30,478,724 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,554,833 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Current Report on Form 8-K, dated December 13, 2024, filed with the Securities and Exchange Commission on December 19, 2024.
- BRC Property Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,473,124; sole dispositive power 0; shared dispositive power 56,473,124; aggregate amount beneficially owned 56,473,124 (84.9% of the class)
  Comment: (1) Includes (i) 30,478,724 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,554,833 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Current Report on Form 8-K, dated December 13, 2024, filed with the Securities and Exchange Commission on December 19, 2024.
- BRC-Oxy Marcellus Tax Partnership LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,473,124; sole dispositive power 0; shared dispositive power 56,473,124; aggregate amount beneficially owned 56,473,124 (84.9% of the class)
  Comment: (1) Includes (i) 30,478,724 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,554,833 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Current Report on Form 8-K, dated December 13, 2024, filed with the Securities and Exchange Commission on December 19, 2024.
- BRC Exploration Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,473,124; sole dispositive power 0; shared dispositive power 56,473,124; aggregate amount beneficially owned 56,473,124 (84.9% of the class)
  Comment: (1) Includes (i) 30,478,724 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,554,833 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Current Report on Form 8-K, dated December 13, 2024, filed with the Securities and Exchange Commission on December 19, 2024.
- Nautilus Resources LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 56,473,124; shared voting power 0; sole dispositive power 56,473,124; shared dispositive power 0; aggregate amount beneficially owned 56,473,124 (84.9% of the class)
  Comment: (1) Includes (i) 30,478,724 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,554,833 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Current Report on Form 8-K, dated December 13, 2024, filed with the Securities and Exchange Commission on December 19, 2024.
- John and Susan Wilder Foundation: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,655,470; shared voting power 0; sole dispositive power 6,655,470; shared dispositive power 0; aggregate amount beneficially owned 6,655,470 (10% of the class)
  Comment: (1) The John and Susan Wilder Foundation, to which C. John Wilder, Jr. manages and controls, together with his spouse, Susan Anne Wilder, directly beneficially owns 6,655,470 shares of Class A Common Stock.
  
  (2) Percentage of Class A Common Stock based on 66,554,833 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Current Report on Form 8-K, dated December 13, 2024, filed with the Securities and Exchange Commission on December 19, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: AleAnna, Inc.
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 1860, DALLAS, Texas (TX), 75201

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by (i) C. John Wilder, Jr., (ii) Susan Anne Wilder, (iii) JSW Interests LLC, a Delaware limited liability company, (iv) JSW Energy Holdings LLC, a Delaware limited liability company, (v) JSW Energy Interests LP, a Delaware limited partnership, (vi) Bluescape Resources Investors LLC, a Delaware limited liability company, (vii) Bluescape Resources Company LLC, a Delaware limited liability company, (viii) BRC Property Holdings LP, a Delaware limited partnership, (ix) BRC-Oxy Marcellus Tax Partnership LLC, a Delaware limited liability company, (x) BRC Exploration Holdings LLC, a Delaware limited liability company, (xi) Nautilus Resources LLC, a Delaware limited liability company and (xii) the John and Susan Wilder Foundation, a private foundation (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Act"). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.
Residence or business address: The principal business address for the Reporting Persons is 300 Crescent Court, Suite 1860, Dallas TX 75201.
Present principal occupation or employment: The principal business of the Reporting Persons is to either invest in securities or serve as a general partner or management company that invests in securities. C. John Wilder, Jr. and Susan Anne Wilder have voting and investment discretion with respect to the securities held by Nautilus Resources LLC and the John and Susan Wilder Foundation.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: C. John Wilder, Jr. and Susan Anne Wilder are citizens of the United States of America. JSW Interests LLC, JSW Energy Holdings LLC, JSW Energy Interests LP, Bluescape Resources Investors LLC, Bluescape Resources Company LLC, BRC Property Holdings LP, BRC-Oxy Marcellus Tax Partnership LLC, BRC Exploration Holdings LLC, Nautilus Resources LLC and the John and Susan Wilder Foundation are each organized under the laws and jurisdiction of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 13, 2024, the Issuer consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of June 4, 2024, (as amended by that certain First Amendment to the Merger Agreement, dated as of October 8, 2024, the "Business Combination Agreement"), by and among the Issuer, AleAnna Energy, LLC, a Delaware limited liability company ("AleAnna Energy"), HoldCo, and Swiftmerge Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of HoldCo ("Merger Sub"). Merger Sub merged with and into AleAnna Energy, with AleAnna Energy surviving the merger as a wholly owned subsidiary of HoldCo. An aggregate of 37,134,194 shares of Class A Common Stock, 25,994,400 shares of Class C Common Stock and 25,994,400 Class C HoldCo Units were received by the Reporting Persons pursuant to the Business Combination Agreement and the transactions contemplated thereby. On December 16, 2024, Nautilus Resources LLC gifted 6,655,470 shares of Class A Common Stock to the John and Susan Wilder Foundation.

The information set forth in Item 4 and Item 6 of this Schedule 13D is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Class A Common Stock reported herein for investment purposes, and the Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. Depending upon market conditions and other factors that they may deem relevant, the Reporting Persons or their affiliates may seek to acquire additional securities of the Issuer or other financial instruments related to the Issuer or its securities (which may include debt securities or other rights or securities exercisable or convertible into securities of the Issuer) and/or sell or otherwise dispose of some or all of the Issuer securities or financial instruments owned from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions such as a tender offer, merger or consolidation.

The Reporting Persons intend to communicate with the Issuer's management and board of directors about a broad range of operational and strategic matters and may communicate with other shareholders or third parties regarding the foregoing. The Reporting Persons may in the future formulate, consider, explore, develop or make plans or proposals regarding the Issuer or its securities, including related to operational or financial matters or any other potential strategic alternative intended to maximize shareholder value, including but not limited to a take private transaction; business combinations involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the board of directors (including board composition) or management of the Issuer; acting as a participant in debt or equity financings of the Issuer or any of its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature and not rise to the level of a plan or a proposal.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of Shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: The information provided or incorporated by reference in Item 6 is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Business Combination Agreement

Pursuant to Section 4.02(a) of the Business Combination Agreement and its subsequent amendment, each record holder of units and preferred units of AleAnna Energy, including the Reporting Persons, received shares of Class A Common Stock, Class C Common Stock and/or Class C HoldCo Units. A copy of the Business Combination Agreement and its subsequent amendment are included as Exhibit 99.2 and Exhibit 99.3 to this Schedule 13D and are incorporated herein by reference.

Amendment and Restated Limited Liability Agreement of HoldCo

On December 13, 2024, HoldCo's existing limited liability company agreement was amended and restated (the "A&R LLC Agreement") to, among other things, reflect the Issuer's initial business combination. Pursuant to the A&R LLC Agreement, the Issuer serves as the sole managing member of HoldCo. The A&R LLC Agreement provides among other things, that each Class C HoldCo Unit will be exchangeable, subject to certain conditions, for one share of Class A Common Stock, and a corresponding share of Class C Common Stock will be cancelled in connection with such exchange, pursuant to and in accordance with the terms of the A&R LLC Agreement. A copy of the A&R LLC Agreement is included as Exhibit 99.4 to this Schedule 13D and are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

On December 13, 2024, that certain Registration and Shareholder Rights Agreement, dated December 17, 2021, was amended and restated by the Issuer, Swiftmerge Holdings, LP, a Delaware limited partnership, Nautilus Resources LLC and the John and Susan Wilder Foundation (Swiftmerge Holdings, LP, Nautilus Resources LLC and the John and Susan Wilder Foundation, each a "Reg Rights Holder") (as amended and restated, the "A&R Registration Rights Agreement"). Pursuant to the A&R Registration Rights Agreement, within 60 days after December 13, 2024, the Issuer shall use its commercially reasonable efforts to file with the Securities and Exchange Commission (at the Issuer's sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the "Resale Registration Statement"), and the Issuer will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Reg Rights Holders can demand the Issuer's assistance with underwritten offerings and block trades, and the Reg Rights Holders are entitled to certain piggyback registration rights. The A&R Registration Rights Agreement does not provide for the payment of any cash penalties by the Issuer if it fails to satisfy any of its obligations under the A&R Registration Rights Agreement. A copy of the A&R Registration Rights Agreement is included as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Gift Transfer

On December 16, 2024, Nautilus Resources LLC gifted 6,655,470 shares of Class A Common Stock to the John and Susan Wilder Foundation.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
24.1* Power of Attorney.
99.1* Joint Filing Agreement pursuant to Rule 13d-1(k).
99.2 Agreement and Plan of Merger, dated June 4, 2024 (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4 (File No. 333-280699) filed with the Securities and Exchange Commission on July 5, 2024).
99.3 First Amendment to Agreement and Plan of Merger, dated as of October 8, 2024 (incorporated by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form S-4/A (File No. 333-280699) filed with the Securities and Exchange Commission on October 8, 2024).
99.4 Amended and Restated Limited Liability Company Agreement of HoldCo (incorporated by reference to Exhibit 10.15 to the Issuer's Current Report on Form 8-K (File No. 001-41164) filed with the Securities and Exchange Commission on December 19, 2024).
99.5 Amended and Restated Registration Rights Agreement, dated as of December 13, 2024 (incorporated by reference to Exhibit 10.17 of the Issuer's Current Report on Form 8-K (File No. 001-41164) filed with the Securities and Exchange Commission on December 19, 2024).

* Filed herewith.

## Signatures
- C. John Wilder, Jr.: /s/ Tristan Yopp, Tristan Yopp/Attorney-in-fact* (12/20/2024)
- Susan Anne Wilder: /s/ Tristan Yopp, Tristan Yopp/Attorney-in-fact* (12/20/2024)
- JSW Interests LLC: /s/ Tristan Yopp, Tristan Yopp/Attorney-in-fact* (12/20/2024)
- JSW Energy Holdings LLC: /s/ Tristan Yopp, Tristan Yopp/Attorney-in-fact* (12/20/2024)
- JSW Energy Interests LP: /s/ Tristan Yopp, Tristan Yopp/Attorney-in-fact* (12/20/2024)
- Bluescape Resources Investors LLC: /s/ Tristan Yopp, Tristan Yopp/Attorney-in-fact* (12/20/2024)
- Bluescape Resources Company LLC: /s/ Tristan Yopp, Tristan Yopp/Attorney-in-fact* (12/20/2024)
- BRC Property Holdings LP: /s/ Tristan Yopp, Tristan Yopp/Attorney-in-fact* (12/20/2024)
- BRC-Oxy Marcellus Tax Partnership LLC: /s/ Tristan Yopp, Tristan Yopp/Attorney-in-fact* (12/20/2024)
- BRC Exploration Holdings LLC: /s/ Tristan Yopp, Tristan Yopp/Attorney-in-fact* (12/20/2024)
- Nautilus Resources LLC: /s/ Tristan Yopp, Tristan Yopp/Attorney-in-fact* (12/20/2024)
- John and Susan Wilder Foundation: /s/ Tristan Yopp, Tristan Yopp/Attorney-in-fact* (12/20/2024)
Comment: A Power of Attorney authorizing Tristan Yopp to act on behalf of this person or entity is filed as Exhibit 24.1.